FRENCH PEAK RESOURCES INC.

300 Park Avenue Suite 1700

New York, New York 10022

212.572.6395

April 12, 2006

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	French Peak Resources Inc.
File No. 333-130858

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-130858, to 12:00 P.M. Eastern Standard Time on April 19, 2006, or as soon as practicable thereafter.

We are also aware that:

•	Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

FRENCH PEAK RESOURCES INC.

/s/ Robert Waters

PRESIDENT AND SECRETARY